UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

WebMD Health Corp.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

94770V102

(CUSIP Number)

October 23, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 94770V102
(1)	Names of Reporting Persons: CalPERS/PCG Corporate Partners, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0
(6) Shared Voting Power 4,727,659
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 4,727,659
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,727,659
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) –
(11)	Percent of Class Represented by Amount in Row (9) 8.2%
(12)	Type of Reporting Person (See Instructions): OO

SCHEDULE 13G

CUSIP No. 94770V102
(1)	Names of Reporting Persons: PCG Corporate Partners Investments LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0
(6) Shared Voting Power 4,727,659
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 4,727,659
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,727,659
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) –
(11)	Percent of Class Represented by Amount in Row (9) 8.2%
(12)	Type of Reporting Person (See Instructions): OO

SCHEDULE 13G

CUSIP No. 94770V102
(1)	Names of Reporting Persons: Pacific Corporate Group Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0
(6) Shared Voting Power 4,727,659
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 4,727,659
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,727,659
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) –
(11)	Percent of Class Represented by Amount in Row (9) 8.2%
(12)	Type of Reporting Person (See Instructions): OO

Item 1(a).	Name of Issuer:

WebMD Health Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

111 Eighth Avenue

New York, New York

Item 2(a).	Names of Persons Filing:

CalPERS/PCG Corporate Partners, LLC (“CalPERS/PCG”);

PCG Corporate Partners Investments LLC (“PCG”); and

Pacific Corporate Group Holdings, LLC (“Pacific Corporate Group”).

CalPERS/PCG is the record owner of 4,727,659 shares of the issuer’s common stock, par value $0.01 per share. PCG, a wholly-owned subsidiary of Pacific Corporate Group, is the manager of CalPERS/PCG. As a result of their relationship with CalPERS/PCG, each of PCG and Pacific Corporate Group may be deemed to have shared voting and investment power with respect to the shares of the issuer’s common stock owned by CalPERS/PCG. However, PCG and Pacific Corporate Group expressly disclaim beneficial ownership of those shares of common stock.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of the reporting persons is 1200 Prospect Street, Suite 200, La Jolla, California 92037.

Item 2(c).	Citizenship:

Reference is made to Item 4 of pages 2, 3 and 4 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

94770V102

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Item 4.	Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which Items are incorporated by reference herein.

CalPERS/PCG is the record owner of 4,727,659 shares of the issuer’s common stock, par value $0.01 per share. PCG, a wholly-owned subsidiary of Pacific Corporate Group, is the manager of CalPERS/PCG. As a result of their relationship with CalPERS/PCG, each of PCG and Pacific Corporate Group may be deemed to have shared voting and investment power with respect to the shares of the issuer’s common stock owned by CalPERS/PCG. However, PCG and Pacific Corporate Group expressly disclaim beneficial ownership of those shares of common stock.

The calculation of percentage of beneficial ownership in Item 11 on pages 2, 3 and 4 of this Schedule was derived from the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009, in which the issuer stated that the number of shares of its common stock outstanding as of November 5, 2009 was 57,713,567 shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2009	CalPERS/PCG Corporate Partners, LLC

By: PCG Corporate Partners Investments LLC, its Manager By: Pacific Corporate Group Holdings, LLC, its Managing Member By: /s/ Timothy Kelleher Timothy Kelleher Managing Director

Dated: November 10, 2009	PCG Corporate Partners Investments LLC

By: Pacific Corporate Group Holdings, LLC, its Managing Member By: /s/ Timothy Kelleher Timothy Kelleher Managing Director

Dated: November 10, 2009	Pacific Corporate Group Holdings, LLC

By: /s/ Timothy Kelleher Timothy Kelleher Managing Director

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: November 10, 2009	CalPERS/PCG Corporate Partners, LLC

By: PCG Corporate Partners Investments LLC, its Manager By: Pacific Corporate Group Holdings, LLC, its Managing Member By: /s/ Timothy Kelleher Timothy Kelleher Managing Director

Dated: November 10, 2009	PCG Corporate Partners Investments LLC

By: Pacific Corporate Group Holdings, LLC, its Managing Member By: /s/ Timothy Kelleher Timothy Kelleher Managing Director

Dated: November 10, 2009	Pacific Corporate Group Holdings, LLC

By: /s/ Timothy Kelleher Timothy Kelleher Managing Director

Exhibit A